UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Events

On September 28, 2022, we issued a press release announcing the Company’s intention to call an extraordinary general meeting the week of December 12, 2022, to vote on the nomination of Dr. Heiner Dreismann and Mr. Gregory Tibbitts to its Board of Directors. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release — Mainz Biomed Strengthens Board of Directors with Nomination of Dr. Heiner Dreismann and Gregory Tibbitts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAINZ BIOMED N.V.

Date: September 28, 2022	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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